Exhibit 99.1

Maxeon Solar Technologies Announces the Appointment of a New Independent Director

SINGAPORE, June 7, 2022 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced the appointment of Kris Sennesael to its Board of directors, effective immediately. Mr. Sennesael was also appointed as chair of the Audit Committee of the Board and as a member of the Compensation and Coordination Committees.

"I am delighted to welcome Kris to the Maxeon’s Board," said Jeff Waters, Chief Executive Officer of Maxeon Solar Technologies. "Kris is a global operational Chief Financial Officer with experience leading finance organizations of increasing scale and responsibility in Europe, Asia and the United States. His strong technology background and success as a public company CFO make him a great fit for our Board.”

Kris Sennesael has over 25 years of experience in the high tech industry and has served as Chief Financial Officer for several public companies. He is currently the Senior Vice President and Chief Financial Officer of Skyworks Solutions, an innovator of high performance analog semiconductors with over $5 billion in revenues. As CFO of Skyworks, Kris works closely with the CEO, the executive team, and Board of Directors to drive strategic direction for profitable growth and value creation. Previously, Mr. Sennesael served as Chief Financial Officer for Enphase Energy, a semiconductor-based renewable energy solutions provider, from September 2012 to August 2016. Earlier, he served as Chief Financial Officer for Standard Microsystems Corporation, a global fabless semiconductor company, from January 2009 to August 2012, prior to which he held financial positions at ON Semiconductor, AMI Semiconductor, and Alcatel Microelectronics.

Don Colvin, chairman of the Board, said, "We are pleased to welcome Kris as new director to the Maxeon’s Board at this important time. We are confident he will provide valuable perspectives as Maxeon continues to execute on its global growth strategy and enhance value for all Maxeon shareholders."

“I am honored to join Maxeon’s Board of directors,” said Kris Sennesael. “Maxeon has a strong reputation for solar technology innovation, a solid brand built on over 35 years of history and a trusted global partner network. I look forward to working with Jeff, Don and the other Board members and contributing to the company’s ongoing success.”

Mr. Sennesael succeeds Kevin Kennedy who resigned from the Board effective June 1, 2022 following the recent public listing of Quanergy Systems for which Mr. Kennedy currently serves as chief executive officer and chairman of the Board, as previously announced by the company.

Waters concluded, "On behalf of the entire Board, I thank Kevin for his valuable perspective and incredible commitment to Maxeon over the past nearly two years. His numerous contributions and thoughtful insights have been invaluable, and we are grateful for everything he has done for Maxeon."

For more on the Maxeon’s Board of directors, visit corp.maxeon.com/company/board-of-directors.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,400 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com, on LinkedIn and on Twitter @maxeonsolar.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company's expectations of success in its expansion strategy in existing and in new markets. These forward-looking statements can be identified by terminology such as "will," "expects," "confident," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

© 2022 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

Investor Contact:
Robert Lahey
Robert.Lahey@maxeon.com
Mobile: +1 (202) 2461-872

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 345 7706205

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